SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X                 Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated October 21, 2007, entitled “Spreadtrum Announces TD-SCDMA/HSDPA Data Card Chip: SC8800S.”

Exhibit 99.2:	Press release, dated October 23, 2007, entitled “Spreadtrum and ZTE First to Demonstrate TD-MBMS.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name:	Ping Wu
Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Date: October 26, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated October 21, 2007, entitled “Spreadtrum Announces TD-SCDMA/HSDPA Data Card Chip: SC8800S.”

Exhibit 99.2:	Press release, dated October 23, 2007, entitled “Spreadtrum and ZTE First to Demonstrate TD-MBMS.”

Exhibit 99.1

Spreadtrum Announces TD-SCDMA/HSDPA Data Card Chip: SC8800S

October 21, 2007, Shanghai, China – Spreadtrum Communications, Inc. (NASDAQ: SPRD), one of China’s leading wireless baseband chipset providers, today announced its new SC8800S product - a TD-SCDMA/GSM dual-mode baseband chip designed to support HSDPA/EDGE and dedicated for the data card market. With this new SC8800S offering, Spreadtrum believes that its broad offering of TD-SCDMA solutions will address the various needs of the market and help the commercial adoption of this 3G technology.

The SC8800S marks the latest in Spreadtrum’s family of 3G baseband solutions, with this new product designed for the data card market. The SC8800S chip not only includes the same type of high integration as previous Spreadtrum baseband chipsets, but also meets EDGE (EGPRS Class10) standard and offers high-speed HSDPA data transmission rates up to 1.6Mbps. With such high-speed data transmission rates, the data card using SC8800S is able to support enhanced multimedia functions such as wireless access, video on demand (VOD) or video blogging on the computer. Therefore, the SC8800S chip should facilitate the convergence of mobile communication devices with the Internet, making it possible for users to enjoy the efficiencies of wireless networks.

Commenting on the announcement, Dr. Qiang Cao, Spreadtrum’s Vice President of Marketing, said, “With the introduction of the SC8800S, Spreadtrum has again demonstrated its efforts in speeding up the development of TD-SCDMA technology. As the commercialization of TD-SCDMA progresses, Spreadtrum will focus on designs to improve high-speed services in the wireless communication market while still meeting the basic demands for quality voice communication via mobile phones. We believe that the SC8800S chip contains features that will enable consumers to experience fast services on TD-SCDMA and EDGE networks.”

About SC8800S

SC8800S utilizes ARM926EJ-S® core (with core frequency speeds up to 200MHz). Key features include: PS uplink 128kbps / downlink 384kbps; HSDPA transmission rates up to 1.6Mbps; Firmware supports for GSM/GPRS standards (release V8.2.0 12/1999), GSM900/DCS1800/PCS1900, EGPRS Class10 and TD-SCDMA standards (3GPP release 5), 2010~2025 MHz; Package: 14x14mm2 349-ball LFBGA package.

Shipping Status

SC8800S chipsets are currently available for sampling and are expected to be in volume production by the end of 2007.

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding Spreadtrum’s broad offering of TD-SCDMA solutions and its ability to address the various needs of the market and help the commercial adoption of TD-SCDMA technology, Spreadtrum’s focus on designs to improve high-speed services in the TD-SCDMA wireless communication market, Spreadtrum’s expectation that the SC8800S chip will enable customers to experience fast services on the TD-SCDMA and EDGE networks, and the anticipated timing of volume production of the SC8800S chip. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the commercial adoption of TD-SCDMA technology; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact

William Shi

Spreadtrum Communications

Tel: 86-10-6270-2988 x217

Email: william.shi@spreadtrum.com

Exhibit 99.2

Spreadtrum and ZTE First to Demonstrate TD-MBMS

October 23, 2007, Shanghai, China – Spreadtrum Communications, Inc. (NASDAQ: SPRD) and Zhongxing Telecommunication Equipment Co., Ltd. (ZTE Corporation, 0763.HK) today announced that ZTE Corporation R&D Centre (Shanghai) has successfully demonstrated TD-MBMS network services using Spreadtrum’s TD-SCDMA/GSM/GPRS dual-mode chipset solution.

MBMS, Multimedia Broadcast/Multicast Service, is a packet based broadcast service for mobile communication networks that allows a single broadcasted frequency to carry multiple channels of content. MBMS is an important feature for third generation (3G) mobile communication networks, as carriers view multicast services like MBMS as a great opportunity to develop applications that would increase their ARPU (average revenue per user) through the broadcast of services to handsets ranging from short advertisements, free/premium TV channels, and group sending of multimedia messages (video blogging). TD-MBMS was created as an easy and fast deployment mobile multimedia solution for MBMS on TD-SCDMA networks, since it requires relatively small changes to the underlying 3GPP standard, which should enable carriers to deploy these multimedia services with a comparatively low network deployment cost.

As a new TD-SCDMA multimedia service, TD-MBMS targets the mid to high-end segments of the 3G mobile market and should help bring new mobile entertainment experiences, such as watching television on mobile devices, to consumers.

As indicated in today’s announcement, TD-MBMS is now technically feasible on the TD-SCDMA network built using ZTE’s equipment. With the adoption of Spreadtrum’s SC8800D TD-SCDMA/GSM/GPRS dual-mode chip and platform, TD-MBMS could be applied to mobile phones, providing smooth images and clear sound. This successful demonstration of MBMS based on the TD-SCDMA standard indicates that the TD-MBMS technology is ready for commercialization. This new TD-MBMS development is another step in the joint commercialization of TD-SCDMA by Spreadtrum and ZTE, following the strategic partnership agreement between Spreadtrum and ZTE announced on August 29, 2007.

Dr. Datong Chen, CTO of Spreadtrum, said, “We are very pleased to be a part of ZTE’s successful demonstration of the industry’s first TD-MBMS services. We believe this not only enriches the growing level of 3G TD-SCDMA multimedia services, but also enables TD-SCDMA mobile phones to satisfy the diverse requirements of its targeted users. In addition, Spreadtrum’s TD-SCDMA/GSM/GPRS dual-mode chip and platform can equip the handset manufacturers with competitive technical advantages of TD-SCDMA mobile phones.”

Mr. Yuhong Duan, ZTE’s General Manager of TD products, said, “ZTE has been focused on the research and technical evolvement of the TD-SCDMA standard for several years, and it is the first to support TD-MBMS on the system side in the industry. This successful showcase by ZTE of MBMS based on Spreadtrum’s chip solution not only exemplifies the technical advancement of ZTE’s TD-SCDMA equipment, but also ZTE’s contributions to the anticipated widespread use of TD-SCDMA in China.”

About Spreadtrum:

Spreadtrum Communications, Inc. is a fabless semiconductor company that designs, develops, and markets baseband processor solutions for the mobile wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements.

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding TD-MBMS enabling carriers to deploy multimedia services with a comparatively low network deployment cost; the successful demonstration of TD-MBMS being an indicator that TD-MBMS technology is ready for commercialization; TD-MBMS enabling new TD-SCDMA mobile phones to satisfy the diverse requirements of its targeted users; and the anticipated widespread use of TD-SCDMA in China. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual achievements and market trends to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the timing and pace of the commercial adoption of TD-SCDMA technology and commercial deployment of TD-MBMS services; continued competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile handsets; and the state of and any change in Spreadtrum’s relationships with its major customers. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in Spreadtrum’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form F-1 filed on June 26, 2007, as amended, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that Spreadtrum may file with the SEC from time to time, including on Form 6-K. Spreadtrum assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

William Shi

Spreadtrum Communications

Tel: +86-10-6270-2988 x217

E-mail: william.shi@spreadtrum.com